Exhibit 99.1

ASML publishes 2011 annual reports

VELDHOVEN, the Netherlands, February 14, 2012 - ASML Holding NV (ASML) has filed its annual report on Form 20-F for the fiscal year ended December 31, 2011 with the U.S. Securities and Exchange Commission (SEC), and has also published its Statutory Annual Report 2011 with the Dutch Authority for the Financial Markets (AFM). The annual reports and the Remuneration Report 2011 are available online.

•	ASML’s Form 20-F 2011 is available online at www.asml.com/annualreport2011 and will be available at www.sec.gov later today

•	ASML’s Statutory Annual Report 2011 and the Remuneration Report 2011 are available at www.asml.com/annualreport2011

•	ASML’s Sustainability Report 2011 will be available in mid-March 2012.

•	ASML will hold its Annual General Meeting of Shareholders (AGM) on April 25, 2012 and the AGM agenda with all related documents will be available online at www.asml.com/agm2012 on March 7, 2012.

ASML publishes its annual reports on www.asml.com where also our financial statements can be downloaded in the Excel spreadsheet format.

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has almost 8,000 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com

Media Relations Contact:

Lucas van Grinsven - Corporate Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Investor Relations Contacts:

Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona, USA

Franki D’Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML Netherlands B.V.

De Run 6501

5504 DR Veldhoven

P.O. Box 324

5500 AH Veldhoven

The Netherlands